Exhibit 1.02

Conflict Minerals Report of MRV Communications, Inc.
In Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of MRV Communications, Inc. (“MRV”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 3-467716 for definitions to the terms used in this Report, unless otherwise defined herein.

MRV has determined in good faith and after conducting due diligence that for calendar year 2013 the conflict minerals status of its products is “DRC conflict undeterminable” (as defined in the 1934 Act).

In accordance with applicable law, MRV conducted due diligence to determine the status of the conflict minerals used in its product suite comprising of optical transport and carrier ethernet products. MRV commenced its due diligence by analyzing which of its products contain either Tungsten, Tantalum, Tin, and Gold and determined that all of its products contain one or more of those minerals. Thereafter, MRV contacted suppliers that supplied it components and parts in 2012 (95 such suppliers were identified) and utilized the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) reporting package and requested its suppliers to identify where conflict minerals in the components and parts they sold were sourced from.  MRV itself makes no purchases of minerals directly from the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

Of the approximately 95 suppliers MRV contacted, 60 suppliers notified MRV that they determined that (i) either the components and parts they sold MRV do not contain any conflict minerals or (ii) the conflict minerals in their components and parts were not sourced from the Covered Countries. 33 suppliers notified MRV that they had not completed due diligence of their supply chain and were therefore unable to provide the requisite information to MRV. MRV did not receive any responses from two suppliers.

In the next compliance period, MRV intends to implement steps to improve the information gathered from its due diligence to mitigate the risk that its necessary conflict minerals are sourced from the Covered Countries. In particular, MRV intends to

•                                          Ensure that all of its suppliers respond to its inquiries regarding the conflict minerals status of the components and parts sold to MRV; and

•                                          Commence purchasing from new suppliers only if they can certify, based on a reasonable country of origin inquiry, that the components they would sell to MRV do not contain conflict minerals sourced from the Covered Countries.

As allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012, this Report has not been subject to an independent private sector audit.